

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2010

Mario A. Rivas
President and Chief Executive Officer
Anadigics, Inc.
141 Mt. Bethel Road
Warren, NJ 07059

> **Re: Anadigics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 000-25662**

Dear Mr. Rivas:

We have completed our limited review of your filing and do not have any further comments at this time.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Stephen A. Greene, Esq.
Cahill Gordon & Reindel LLP